Bloggerwave, Inc.
800 W. El Camino Real, Suite 180
Mountain View, CA 94040
(650) 962-0888

April 8, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bloggerwave, Inc.
Registration Statement on Form S-1
Originally Filed February 11, 2011
File No. 333-172217

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Bloggerwave, Inc. (the “Company”) requests the withdrawal of the Company’s Registration Statement on Form S-1 originally filed on February 11, 2011 (the “S-1 Registration Statement”).  The Company requests the withdrawal of the S-1 Registration Statement because the Company has decided not to proceed with the equity line of credit financing at this time. The S-1 Registration Statement has not been declared effective, and no common shares of the Company have been sold under the S-1 Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission (the “Commission”) in connection with the filing of the S-1 Registration Statement be credited for future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the S-1 Registration Statement to the undersigned, facsimile number 011+ 45+3514 2572, with a copy to the Company’s outside legal counsel, Joseph M. Lucosky, Esq., 33 Wood Avenue South, Iselin, NJ 08830, facsimile number (732) 395-4401.

If you have any questions with respect to this matter, please contact Joseph M. Lucosky, Esq. at (732) 395-4400.

Very truly yours,

BLOGGERWAVE, INC.

By:	/s/ Ulrik Svane Thomsen
Ulrik Svane Thomsen Chief Executive Officer